Mail Stop 4561

June 9, 2009

Via US Mail and Facsimile to (509) 526-8873

Lloyd W. Baker
Executive Vice President and Chief Financial Officer
Banner Corporation
10 South First Avenue
Walla Walla, WA 99362

> **Re:** **Banner Corporation**
> **Form 10-K for the year ended December 31, 2008**
> **Filed March 16, 2009**
> **File No. 0-26584**

Dear Mr. Baker:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Kevin W. Vaughn
Branch Chief